File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND

RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 17(d) OR 57(a)(4) OF THE ACT

THL Credit, Inc., THL Credit Secured Floating Rate Debt, Ltd., THL Credit Senior Loan Fund, THL Credit Secured Loan Fund LLC, THL Credit Advisors LLC, THL Credit Senior Loan Strategies LLC, THL Credit Greenway Fund LLC, THL Credit Greenway Fund II LLC, and THL Credit Holdings, Inc.

100 Federal Street, 31st Floor

Boston, MA 02110

(800) 450-4424

All Communications, Notices and Orders to:

James K. Hunt

THL Credit, Inc.

100 Federal St., 31st Floor

Boston, MA 02110

(800) 454-4424

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Tel: (202) 383-0218

Fax: (202) 637-3593

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) OR 57(a)(4) OF THE ACT
THL Credit, Inc., THL Credit Secured Floating Rate Debt, Ltd., THL Credit Senior Loan Fund,
THL Credit Secured Loan Fund LLC,
THL Credit Advisors LLC, THL Credit Senior Loan Strategies LLC, THL Credit Greenway Fund LLC, THL Credit Greenway Fund II LLC, and THL Credit Holdings, Inc.

100 Federal St., 31st Floor
Boston, MA 02110
(800) 454-4424)

File No. 812-
Investment Company Act of 1940

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act:

•	THL Credit, Inc. (“TCRD”),

•	THL Credit Secured Floating Rate Debt, Ltd. (“TFLT”),

•	THL Credit Senior Loan Fund (“TSLF,” and together with TCRD and TFLT, the “Existing Regulated Funds”),

•	THL Credit Holdings, Inc. (the “TCRD Subsidiary”),

•	THL Credit Greenway Fund LLC and THL Credit Greenway Fund II LLC (collectively, the “Greenway Funds”),

•	THL Credit Secured Loan Fund LLC (“THL Credit Secured” or the “Existing Affiliated Fund”),

•	THL Credit Advisors LLC, the investment adviser to the Existing Regulated Funds and THL Credit Secured (the “BDC Adviser”),

•	THL Credit Senior Loan Strategies LLC (the “Affiliated Investment Adviser”) and together with the Existing Regulated Funds, the TCRD Subsidiary, the Greenway Funds, the Existing Affiliated Fund, and the BDC Adviser[3], the “Applicants”).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term “Adviser” means (a) the BDC Adviser, (b) the Affiliated Investment Adviser and (c) any future investment adviser that controls, is controlled by or is under common control with the BDC Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund4 (or a Wholly-Owned Investment Sub, as defined below) and one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Affiliated Funds5 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited by Sections 17(d) or 57(a)(4) and the rules thereunder. As used herein, “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Affiliated Funds without obtaining and relying on the Order.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Board of the Regulated Fund6 has the sole authority to make all determinations with respect to the Wholly-Owned Investment Sub’s participation under the conditions to this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. The TCRD Subsidiary is a Wholly-Owned Investment Subs, and any future subsidiaries of the Regulated Funds that participate in the Co-Investment Program will be Wholly-Owned Investment Subs. The BDC Downstream Funds are not Wholly-Owned Investment Subs.

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a CoInvestment Transaction with any Affiliated Fund or another Regulated Fund because it would be a company controlled by the Regulated Fund for

[4]	“Regulated Funds” means TSLF, TCRD, TFLT, the Future Regulated Funds and the BDC Downstream Funds (as defined below). “Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a business development company (“BDC”), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program (as defined in the text above). “BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that would be an investment company but for section 3(c) of the Act or is a company excluded from investment company status under Section 3(a) or 3(b) of the Act or a rule adopted by the Commission thereunder, a substantial portion of whose business consists of investing in eligible assets (as defined in Rule 3a-7), (c) whose investment adviser is the BDC, a person that the BDC directly or indirectly controls, or an Adviser, and (d) that intends to participate in the Co-Investment Program.
[5]	“Affiliated Fund” means any Existing Affiliated Fund and any entity (a) whose investment adviser is an Adviser, (b) that is not a Regulated Fund, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program. No Existing Affiliated Fund is a BDC Downstream Fund.
[6]

The term “Board” means, with respect to any Regulated Fund, the board of directors of that Regulated Fund, including the board of directors of TCRD and TFLT and the board of trustees of TSLF, as applicable. With respect to a BDC Downstream Fund, for purposes of the Order, the Board of the BDC that directly or indirectly controls the BDC Downstream Fund will make the determinations required by the conditions of the Order on behalf of the BDC Downstream Fund.

purposes of Section 57(a)(4) and Rule 17d-l. Applicants request that a Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subs. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	APPLICANTS

A.	Existing Regulated Funds

1.	THL Credit, Inc. (“TCRD”)

TCRD is an externally managed, non-diversified closed-end management investment company incorporated in Delaware on May 26, 2009. TCRD filed an election to be regulated as a business development company (“BDC”) under the Act on June 1, 2009.7 TCRD filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on June 1, 2009, which became effective on April 21, 2010. On April 21, 2010, TCRD completed its initial public offering, formally commencing principal operations. In addition, TCRD has elected to be treated for tax purposes as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

TCRD’s investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. TCRD is a direct lender to middle-market companies and invests in subordinated, or mezzanine, debt and second lien secured debt, which may include an associated equity component such as warrants, preferred stock or other similar securities. TCRD may also selectively invest in first lien secured loans that generally have structures with higher interest rates, which include unitranche investments, or loan structures that combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans. In certain instances TCRD will also make direct equity investments, including equity investments into or through funds, and TCRD may also selectively invest in more broadly syndicated first lien secured loans from time to time. TCRD has two BDC Downstream Funds, the Greenway Funds. TCRD defines middle market companies to mean both public and privately-held companies with annual revenues of between $25 million and $500 million.

TCRD’s business and affairs are managed under the direction of a board of directors (the “TCRD Board”). The TCRD Board currently consists of six members, five of whom are not “interested persons”

[7]

Section 2(a)(48) defines a BDC to be any close-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

of TCRD as defined in Section 2(a)(19) (the “Independent Directors”).8 James K. Hunt serves as a director on the TCRD Board and is an “interested person” of TCRD as defined in Section 2(a)(19) because he is the chief executive officer of TCRD. Mr. Hunt will not participate individually in any Co-Investment Transaction. The TCRD Board delegates daily management and investment authority to the BDC Adviser pursuant to the investment management agreement between TCRD and BDC Adviser (the “TCRD Investment Management Agreement”).

2.	THL Credit Secured Floating Rate Debt, Ltd. (“TFLT”)

TFLT is an externally managed, non-diversified closed-end management investment company incorporated in Delaware on June 26, 2013. TFLT intends to file an election to be regulated as a BDC under the Act, and intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future. TFLT filed a registration statement on Form N-2 under the 1933 Act in connection with its prospective initial public offering on August 22, 2013, as amended on October 22, 2013, which registration statement has not yet been declared effective. TFLT has not yet formally commenced principal operations.

TFLT’s investment objective is to generate current income consistent with capital preservation. TFLT will seek to achieve its objective by investing primarily in secured floating rate loans, including first lien, unitranche and second lien debt instruments, made to private middle-market companies whose debt is unrated or rated below investment grade, which TFLT refers to collectively as “secured floating rate loans.” Under normal market conditions, TFLT intend that at least 80% of the value of its “Managed Assets,” which means its net assets plus any borrowings for investment purposes, will be invested in secured floating rate loans, of which TFLT expects substantially all to be first lien, unitranche or second lien debt instruments. In certain instances, TFLT’s investments may also include an associated equity component such as warrants, preferred stock or other similar securities. TFLT also may provide advisory services to BDC Downstream Funds.

TFLT’s business and affairs are managed under the direction of TFLT’s board of directors (the “TFLT Board”). The TFLT Board consists of the same six persons who are on the TCRD Board, five of whom are Independent Directors. James K. Hunt serves as a director on the TFLT Board, and is an “interested person” of TFLT as defined in Section 2(a)(19) because he is the chief executive officer of TFLT. Mr. Hunt will not participate individually in any Co-Investment Transaction. The TFLT Board delegates daily management and investment authority to the BDC Adviser pursuant to the investment management agreement between TFLT and BDC Adviser (the “TCRD Investment Management Agreement”).

3.	THL Credit Senior Loan Fund (“TSLF”)

TSLF is a newly organized, nondiversified, closed-end management investment company registered as an investment company under the Act that was organized as Delaware statutory trust on July 30, 2013. TSLF filed a registration statement on Form N-2 under the 1933 Act in connection with its initial public offering on August 2, 2013, which became effective on September 19, 2013. On September 24, 2013, TSLF completed its initial public offering, formally commencing principal operations. In addition, TSLF has elected to be treated for tax purposes as a RIC under Subchapter M of the Code.

[8]	The term “Independent Directors” as used in this application, interchangeably refers to the directors or trustees of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of a Regulated Fund.

TSLF’s investment objective is to provide current income and preservation of capital primarily through investments in U.S. dollar denominated senior secured corporate loans and notes (“Bank Loans”). Under normal circumstances, TSLF will invest at least 80% of the total assets of TSLF (including any assets attributable to borrowings for investment purposes) minus the sum of TSLF’s accrued liabilities (other than liabilities representing borrowings for investment purposes) (collectively, its “Managed Assets”) in Bank Loans. The Bank Loans in which TSLF will invest are fully collateralized, first lien corporate loans and notes. TSLF may also invest up to 20% of its Managed Assets in other securities, including high yield securities, notes, bonds, convertible securities, second lien loans and other subordinated debt and collateralized loan obligations. TSLF’s investments in high yield bonds, not including Bank Loans, will be limited to 10% of TSLF’s Managed Assets.

TSLF’s business and affairs are managed under the direction of TSLF’s board of trustees (the “TSLF Board”). The TSLF Board consists of five members, four of whom are Independent Directors. Steven A. Baffico serves as a trustee on the TSLF Board, and is an “interested person” of TSLF as defined in Section 2(a)(19) because he is the president and chief executive officer of TSLF. Mr. Baffico will not participate individually in any Co-Investment Transaction.

The TSLF Board delegates daily management and investment authority to TSLF’s investment adviser, Four Wood Capital Advisors, LLC (“Four Wood Capital Advisors”), pursuant to the investment management agreement between TSLF and Four Wood Capital Advisors. Four Wood Capital Advisors has engaged the BDC Adviser to serve as the subadviser to TSLF, pursuant to a subadvisory agreement (the “TSLF Subadvisory Agreement”).

Four Wood Capital Advisors selects (subject to approval of the TSLF Board), contracts with, and compensates the BDC Adviser to manage the investment and reinvestment of the assets of TSLF. Four Wood Capital Advisors does not itself manage TSLF’s portfolio assets but has ultimate responsibility to oversee the BDC Adviser. In this connection, Four Woods Capital Advisors oversees the BDC Adviser’s management of TSLF’s investment operations in accordance with the investment objective and related policies of TSLF, reviews the BDC Adviser’s performance and reports periodically on such performance to the Board. The BDC Adviser is responsible for the day-to-day management of TSLF’s portfolio investments and has discretionary authority to make investment decisions on behalf of TSLF.

D.	Existing Affiliated Fund

1.	THL Credit Secured Loan Fund LLC (“THL Credit Secured”)

THL Credit Secured is a private fund organized in Delaware on August 7, 2013. On October 8, 2013 THL Credit Secured formally commenced principal operations.

THL Credit Secured’s investment objective is to generate current income consistent with capital preservation. THL Credit Secured will seek to achieve its objective by investing primarily in secured floating rate loans, including first lien, unitranche and second lien debt instruments, made to private middle-market companies whose debt is unrated or rated below investment grade, which THL Credit Secured refers to collectively as “secured floating rate loans.”

THL Credit Secured’s investment activities are managed by the BDC Adviser pursuant to an investment management agreement (“THL Credit Secured Investment Management Agreement”). James K. Hunt serves as THL Credit Secured’s Chief Executive Officer.

E.	THL Credit Advisors LLC (“BDC Adviser”)

The BDC Adviser, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Existing Regulated Funds and THL Credit Secured

pursuant to the TCRD Investment Management Agreement, the TFLT Investment Management Agreement, the TSLF Subadvisory Agreement and the THL Credit Secured Investment Management Agreement (collectively, the “Investment Management Agreements”). James K. Hunt is the Chief Executive Officer and Chief Investment Officer of the BDC Adviser. Subject to the overall supervision of each Board, the BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Existing Regulated Funds. Under the terms of the respective Investment Management Agreements, the BDC Adviser determines the composition of Existing Regulated Funds’ portfolio; identifies and negotiates the structure of the investments Existing Regulated Funds make; continuously monitors Existing Regulated Funds’ investments; and determines the purchase, retention or sale of Existing Regulated Funds’ investments and assets.

The BDC Adviser also serves as TCRD’s and TFLT’s administrator and leases office space to TCRD and TFLT and provides TCRD and TFLT with equipment and office services. The tasks of the administrator include overseeing TCRD’s and TFLT’s financial records, preparing reports to its stockholders and reports filed with the SEC and generally monitoring the payment of TCRD’s and TFLT’s expenses and the performance of administrative and professional services rendered to TCRD and TFLT by others.

F.	THL Credit Senior Loan Strategies LLC (the “Affiliated Investment Adviser”)

The Affiliated Investment Adviser, a majority-owned subsidiary of the BDC Adviser, focuses principally on broadly syndicated loans. The Affiliated Investment Adviser intends to manage participants in the Co-Investment Program.

G.	Wholly-Owned Investment Sub

1.	THL Credit Holdings, Inc.

THL Credit Holdings, Inc. is a wholly-owned subsidiary of TCRD, which is structured as a Delaware corporation, or tax blocker, to hold equity or equity-like investments in portfolio companies organized as limited liability companies, or LLCs (or other forms of pass-through entities).

H.	Existing BDC Downstream Funds

1.	THL Credit Greenway Fund LLC

On January 14, 2011, THL Credit Greenway Fund LLC (“Greenway”) was formed as a Delaware limited liability company. Greenway is a portfolio company of TCRD. Greenway is a private fund that would be an investment company but for Section 3(c)(1) or (7), and which provides for no liquidity or redemption options and is not readily marketable. Greenway operates under a limited liability agreement dated January 19, 2011 (the “Greenway Agreement”). Greenway will continue in existence until January 14, 2021, subject to earlier termination pursuant to certain terms of the Greenway Agreement. The term may also be extended for up to three additional one-year periods pursuant to certain terms of the Greenway Agreement. Greenway had a two year investment period.

Greenway has $150.0 million of capital committed by affiliates of a single institutional investor. TCRD’s capital commitment to Greenway is $0.01 million. As of September 30, 2013 all of the capital had been called by Greenway and the value of TCRD’s interest in Greenway was $0.01 million.

TCRD is the investment adviser of Greenway pursuant to the investment management agreement between TCRD and Greenway and thus may be deemed to control Greenway.

Greenway invests in securities similar to those of TCRD pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway and TCRD. However, TCRD has the discretion to invest in other securities.

2.	THL Credit Greenway Fund II LLC

On January 31, 2013, THL Credit Greenway Fund II LLC (“Greenway II”) was formed as a Delaware limited liability company. Greenway II is a portfolio company of TCRD. Greenway II is a private fund that would be an investment company but for Section 3(c)(1) or (7) which provides for no liquidity or redemption options and is not readily marketable. Greenway II operates under a limited liability agreement dated February 11, 2013 (the “Greenway II Agreement”). Greenway II will continue in existence for eight years from the final closing date, subject to earlier termination pursuant to certain terms of the Greenway II Agreement. The term may also be extended for up to three additional one-year periods pursuant to certain terms of the Greenway II Agreement. Greenway II has a two year investment period.

Greenway II had its first closing on February 11, 2013, of which TCRD had a nominal commitment. As of September 30, 2013, the value of TCRD’s interest in Greenway II was $0.004 million.

TCRD is the investment adviser of Greenway II pursuant to the investment management agreement between TCRD and Greenway II and thus may be deemed to control Greenway II.

Greenway II invests in securities similar to those of TCRD pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway II and TCRD. However, TCRD has the discretion to invest in other securities.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment Transactions by the Regulated Funds and the Affiliated Funds

1. Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the Advisers will manage the Regulated Funds and the Affiliated Funds in the same manner that they have managed them in the past. However, rather than making separate investments, Regulated Funds and Affiliated Funds could co-invest in the Co-Investment Program.

In selecting investments for the Regulated Funds, an Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Regulated Fund. Likewise, when selecting investments for the Affiliated Funds, the Advisers will select investments for the Affiliated Funds, considering only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Affiliated Fund. As described herein, each of the Affiliated Funds has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies9 of each of the Regulated Funds. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Affiliated Funds, the Advisers would expect such Regulated Funds and Affiliated Funds to co-invest with each other, with certain exceptions based on available capital or diversification, as discussed below.

[9]	The term “Objectives and Strategies” means (i) with respect to each Regulated Fund, the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to stockholders; and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the participating Regulated Funds and Affiliated Funds. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board of that Regulated Fund eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).10 With respect to the participation of a BDC Downstream Fund in a Co-Investment Transaction, for purposes of the Order, the Board of the BDC that directly or indirectly controls the BDC Downstream Fund will make the determinations required by the conditions of the Order on behalf of the BDC Downstream Fund.

All subsequent activity, meaning either to: (a) sell, exchange or otherwise dispose of an investment (collectively, a “Disposition”) or (b) complete a Follow-On Investment11, in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Affiliated Fund and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to each Regulated Fund’s and to each Affiliated Fund’s purchase be the same.

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

[10]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).
[11]	The term “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Regulated Funds and the Affiliated Funds will increase the number of favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected for a Regulated Fund only if it is approved by the Regulated Fund’s Required Majority on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the Affiliated Funds and/or other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. A Regulated Fund that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.

In view of the foregoing, in cases where an Adviser identifies investment opportunities requiring larger capital commitments, the Adviser must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds or additional Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances. A Regulated Fund could lose some investment opportunities if its Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, such Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.

The Advisers and the Board of each Regulated Fund believe that it will be advantageous for each Regulated Fund to co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds and that these co-investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Fund.

The Advisers also believe that co-investment among the Regulated Funds and the Affiliated Funds will afford each Regulated Fund the ability to achieve greater diversification and, together with the other Regulated Funds and the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which they co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds (other than a BDC that controls the applicable BDC Downstream Fund) on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need for Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds and the other Regulated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Fund. Each of the other Regulated Funds and the Affiliated Funds may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) the BDC Adviser advises and may be deemed to control the Existing Affiliated Fund and any Future Affiliated Fund will be advised and may be deemed to be controlled by an Adviser, (ii) the BDC Adviser advises and may be deemed to control the Existing Regulated Funds12 and any Future Regulated Fund will be advised and may be deemed to be controlled by an Adviser, and (iii) the Advisers are controlled by the same persons. Thus, each other Regulated Fund and Affiliated Fund could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with each Regulated Fund.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting the Affiliated Funds to participate with the Regulated Funds in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.13 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[12]	Applicants note that the BDC Adviser is TSLF’s investment subadviser; however, Section 57(b) applies to any investment adviser to a Regulated Fund, including the sub-adviser. In TSLF’s case, the BDC Adviser has discretionary authority to make investment on behalf of TSLF, and TSLF’s investment adviser oversees but does not partake in the day-to-day management of the investments of TSLF.
[13]	See Medley Capital Corporation, et. al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et. al. (File No. 812-13665) Release No. IC – 30548 (June 4, 2013) (order), Release No. IC – 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et. al. (File No. 812-13844), Release No. IC – 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878) Release No. IC—30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor the Affiliated Funds over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Fund will also be attractive investment opportunities for one or more Affiliated Funds and/or one or more other Regulated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Affiliated Funds as opportunities arise.

Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Advisers would not be able to favor the Affiliated Funds over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them.

After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions and Follow-On Investments as provided for in conditions 7 and 8, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

G.	Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, its Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

b.	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Advisers will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund to the Eligible Directors for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

ii.	The Potential Co-Investment Transaction is consistent with:

A.	The interests of the Regulated Fund’s stockholders; and

B.	The Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by the other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Affiliated Fund; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B.	the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any other Regulated Fund, or any Affiliated Fund, or any affiliated person of either receives in connection with the right of any other Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (which each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k), as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds and Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8 below, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.

a.	If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

i.	the investment adviser to such Regulated Fund or Affiliated Fund will notify the Adviser of each other Regulated Fund that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and

ii.	the applicable Adviser will formulate a recommendation as to participation by each Regulated Fund in the Disposition.

b.	Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Affiliated Funds and any other Regulated Funds.

c.	A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Affiliated Fund and Regulated Fund in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such Disposition.

8.

a.	If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

i.	the investment adviser to such Regulated Fund or Affiliated Fund will notify the Adviser of each other Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	the applicable Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Affiliated

Fund and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of the Follow-On Investment is not based on the Affiliated Funds’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the applicable Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Funds and the other Regulated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.	No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any Affiliated Fund, other than serving as a director of another Regulated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the participating Affiliated Funds and the participating Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Affiliated Funds and Regulated Funds on a pro rata basis based on the amount they each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Affiliated Funds and Regulated Funds based on the amount each invests in such Co-Investment Transaction. None of the Affiliated Funds, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Affiliated Funds and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Affiliated Funds).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Stephanie Paré Sullivan

THL Credit, Inc.

100 Federal St., 31st Floor

Boston, MA 02110

(800) 454-4424

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0218

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each Regulated Fund, by resolution duly adopted by each Board, in the case of TCRD, on December 23, 2013 (attached hereto as Exhibit A), in the case of TFLT, on December 23, 2013 (attached hereto as Exhibit B), and, in the case of TSLF, on December 13, 2013 (attached hereto as Exhibit C), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited by Section 17(d) or 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of December, 2013.

[Signature page follows.]

THL CREDIT, INC.

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SECURED FLOATING RATE DEBT, LTD.

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SENIOR LOAN FUND

By:	/s/ Peter E. Pisapia

Name:	Peter E. Pisapia
Title:	Secretary

THL CREDIT SECURED LOAN FUND LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT ADVISORS LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SENIOR LOAN STRATEGIES LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT GREENWAY FUND LLC By: THL Credit, Inc., its Manager

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT GREENWAY FUND II LLC By: THL Credit, Inc., its Manager

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT HOLDINGS, INC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated December 23, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

THL CREDIT, INC.

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SECURED FLOATING RATE DEBT, LTD.

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SENIOR LOAN FUND

By:	/s/ Peter E. Pisapia
Name:	Peter E. Pisapia
Title:	Secretary

THL CREDIT SECURED LOAN FUND LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT ADVISORS LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT SENIOR LOAN STRATEGIES LLC

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT GREENWAY FUND LLC By: THL Credit, Inc., its Manager

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT GREENWAY FUND II LLC By: THL Credit, Inc., its Manager

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

THL CREDIT HOLDINGS, INC.

By:	/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer

EXHIBIT A

Resolutions of the Board of

THL CREDIT, INC.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Unanimous Written Consent dated December 23, 2013)

EXHIBIT B

Resolutions of the Board of

THL CREDIT SECURED FLOATING RATE DEBT, LTD.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Unanimous Written Consent dated December 23, 2013)

EXHIBIT C

Resolutions of the Board of

THL CREDIT SENIOR LOAN FUND

WHEREAS, the Board of Trustees has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Unanimous Consent dated December 13, 2013)